UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14041906

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triad Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5185 Peachtree Parkway, Suite 280
(No. and Street)

Norcross (City) GA (State) 30092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERNEST STRAUSS IV (770) 840 - 0363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 4 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Mettelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Advisors, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA DAVIS FISH
MY COMMISSION EXPIRES
JULY
11
2017
BARROW CO., GEORGIA
NOTARY PUBLIC

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

TRIAD ADVISORS, INC. AND SUBSIDIARIES

(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Triad Advisors, Inc.
Norcross, Georgia

We have audited the accompanying consolidated statement of financial condition of Triad Advisors, Inc. and subsidiaries (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services, Inc., as of December 31, 2013, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Triad Advisors, Inc. and subsidiaries as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 26, 2014

TRIAD ADVISORS, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2013
(in thousands, except for share and per share data)

ASSETS	
Cash and cash equivalents	$ 16,297
Due from clearing broker	509
Commissions and fees receivable	5,384
Furniture, equipment and software, net	315
Restricted assets	50
Intangible assets, net	7,558
Goodwill	4,758
Notes receivable	1,583
Deferred income taxes	289
Prepaid expenses and other assets	1,433
	$ 38,176
LIABILITIES	
Commissions and fees payable	$ 6,496
Accrued expenses and other liabilities	4,461
Payable to parent and affiliate	5,802
	16,759
SHAREHOLDER'S EQUITY	
Common stock, $0.0001 par value; authorized, issued and outstanding 100 shares	
Capital in excess of par value	20,326
Retained earnings	1,091
	21,417
	$ 38,176

See notes to consolidated statement of financial condition

Notes to Consolidated Statement of Financial Condition
December 31, 2013

NOTE A - DESCRIPTION OF BUSINESS

Triad Advisors, Inc. and subsidiaries ("Triad" or the "Company") is a registered broker-dealer and registered investment advisor in securities under the Securities Exchange Act of 1934 and is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). Triad offers several classes of services, including agency transactions, investment advisory services and, through its subsidiaries, the distribution of variable and fixed insurance products to its customers located throughout the United States.

Triad executes and clears all customer transactions with a clearing broker on a fully disclosed basis. As a fully disclosed broker-dealer, Triad clears all securities trades through the use of a correspondent clearing firm and, therefore, does not hold customer funds or securities.

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE Amex under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation:

The consolidated statement of financial condition includes the accounts of Triad Advisors, Inc. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly liquid financial instruments within original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2013 consist of money market funds which are carried at a fair value of $8,523. Fair value is based on quoted prices in active markets (Level 1).

Depreciation:

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of the net assets, including goodwill. Fair value is typically based upon future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test (see Note E).

NOTE C - FURNITURE, EQUIPMENT AND SOFTWARE

Components of furniture, equipment and software included in the consolidated statement of financial condition at December 31, 2013 were as follows:

Furniture and fixtures	$ 155
Office equipment	49
Computer equipment	66
Software	343
Total cost	613
Less accumulated depreciation	298
	$ 315

NOTE D - NOTES RECEIVABLE

The Company has granted loans to certain registered representatives which mature between 2014 and 2017. These loans are evidenced by notes which bear interest and are collectible in accordance with the terms of certain related agreements. A portion of the loan is generally forgiven over two years, and when certain exclusivity criteria and production requirements are met, the remainder is forgiven. The Company also grants forgivable advances to registered representatives which are generally forgiven over a period of 16 months.

NOTE E - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2013 consist of:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 9,786	$ 2,630	$ 7,156
Vendor relationships	7	1,731	1,329	402
Non-compete covenants	5	1,364	1,364	0
Technology	1	141	141	0
		$ 13,022	$ 5,464	$ 7,558

The annual impairment test performed at December 31, 2013, based on a quantitative assessment (see Note B - "Goodwill"), did not indicate that the carrying value of goodwill had been impaired

NOTE F - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined).

At December 31, 2013, the Company had net capital of $4,262 which was $3,147 in excess of its required net capital of $1,115. The Company's net capital ratio was 3.92 to 1 at December 31, 2013.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] The Company leases office space under a non-cancellable operating lease expiring through 2017. Under the lease, the Company is required to pay additional rent for excess operating expenses.

Future minimum lease payments for the years ending December 31 are as follows:

2014	$ 257
2015	262
2016	268
2017	135
	$ 922

[2] During the fourth quarter of 2009, the Company had a short-term net capital deficiency, discovered during a routine regulatory review that was not disclosed properly on a monthly FOCUS report. Following investigation of this matter, the Company implemented corrective actions with respect to the net capital issue, as well as other issues that arose during the course of the investigation. These corrective actions included reporting the deficiency to governmental and self-regulatory organizations, filing amended FOCUS reports for historical periods, implementing new procedures to monitor net capital compliance, and terminating the employees who had primary responsibility for monitoring and reporting its net capital.

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2] Subsequently, FINRA performed a review which included the subsidiary's supervisory system and written supervisory procedures for subsequent periods, especially as they concern correspondence review, internal inspections, consolidated report disclosures, supervisory controls and protection of consumer personal and financial information. FINRA noted misconduct relating to two former registered representatives' use of consolidated reports. The Company is seeking to resolve the matter with FINRA; such resolution may involve a censure, a fine and other relief.

[3] A number of arbitration claims and lawsuits were filed against the Company by customers asserting that a former registered representative of the Company sold them, not through the Company, guaranteed investments that were fraudulent. The customers have asserted, among other claims, claims for fraud, negligence, theft, conversion, violations of section 10(b) of the Securities Exchange Act, failure to supervise, respondeat superior, breach of fiduciary and other duties. All but one of the claims have been settled; the amount paid by the Company in connection with these settlements was not material. The remaining arbitration claim seeks a total of $350 in compensatory damages, and other relief. The Company believes the claim is without merit and intends to vigorously defend against it.

[4] In October 2011, the trustee for the DBSI Private Actions Trust filed a lawsuit against the Company, as well as a number of other broker-dealers, alleging liability for purported fraud in the marketing and sale of DBSI securities; the complaint alleges claims under sections 10(b) and 20(a) of the Securities Exchange Act, as well as breach of contract, fraud, negligence and breach of fiduciary duty. The complaint seeks unspecified money damages and other relief. The Company believes the claims are without merit and intends to vigorously defend against them.

[5] In April 2012, the estate of a former customer added the Company to an arbitration proceeding concerning life insurance investments, not made through the Company, asserting claims for unsuitability, negligence, fraud, breach of fiduciary duty, breach of contract, and violations of state securities statutes; compensatory damages were sought in excess of $500. In May 2013, the parties entered into a settlement agreement resolving all claims. The amount paid by the Company in settlement was not material.

[6] In August 2012, a former customer of the Company filed an arbitration claim concerning five IRC Section 1031 like-kind exchange investments made from 2005 until 2008. The customer asserted claims for breach of federal and state securities laws, breach of contract, fraud, breach of fiduciary duty, negligence, and gross negligence, and asserted loss of the entire $3,900 invested. In December 2013, the parties entered into a settlement agreement resolving all claims for $340, which was paid by the Company's insurance carrier.

[7] In October 2012, a customer of the Company filed an arbitration claim concerning an IRC Section 1031 like-kind exchange investment made in 2008. The customer asserts claims for suitability, breach of federal and state securities laws, breach of contract, fraud, breach of fiduciary duty, negligence, and gross negligence; the claim seeks compensatory damages of $278. The Company believes the claims are without merit and intends to vigorously defend against them.

[8] In November 2012, a former customer of the Company filed an arbitration claim relating to $440 in investments made in her IRA and trust accounts. The claim asserts lack of suitability and breach of fiduciary duty, negligence, fraud, breach of contract, negligent supervision, and seeks unspecified damages. The Company believes the claims are without merit and intends to vigorously defend against them.

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[9] During the period from June to November 2013, six former clients of the Company filed arbitration claims concerning the suitability of investments in tenant-in-common interests purchased through Section 1031 tax-deferred exchanges. The claimants seek compensatory damages equal to the purported total investment losses aggregating approximately $5,000, and other relief. The Company believes the claims are without merit and intends to vigorously defend against them.

[10] In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. With respect to pending matters, including those described in the preceding paragraphs, the Company is unable to estimate a possible loss or range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

NOTE H - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with LTS. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis will be paid to LTS.

Deferred tax benefits or expense are recognized on the temporary differences between the tax basis and book basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Goodwill for tax purposes recognized in connection with the acquisition of the Company in 2008 by the Parent, all of which is tax deductible, exceeded the amount of goodwill recognized in the financial statements. Authoritative accounting guidance in effect when the acquisition was consummated requires the tax benefit for the excess goodwill to be recognized when realized and applied first to reduce goodwill and thereafter reduce non-current intangible assets with the remaining benefit recognized as a reduction of income tax expense.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2013. Effective December 31, 2012, the Company changed its tax year end from September 30 to December 31 and fiscal years 2010 through 2013 remain open to examination by the taxing authorities.

Deferred tax amounts are comprised of the following at December 31, 2013:

Deferred tax asset:	
Intangible assets	$ 308
Accrued expenses	400
Other	16
Deferred tax liability:	
Furniture, equipment and software	(44)
Goodwill	(391)
Net deferred tax asset	$ 289

Realization of deferred tax assets is dependent on the existence of sufficient taxable income, including future reversals of taxable temporary differences. The taxable temporary difference related to goodwill, which is amortized for tax purposes, will reverse when goodwill is disposed of or impaired.

NOTE I - RETIREMENT PLAN

The Company sponsors the Triad Advisors, Inc. 401(k) Profit-Sharing Plan Trust (the "Plan"). The Plan is designed to allow all eligible employees to share in the profits of the Company. The Company matches 50% of an eligible employee's contribution, limited to 2% of an employee's salary. The Company may also make discretionary contributions to the Plan.

NOTE J - RELATED PARTY TRANSACTIONS

The Company has a service agreement with LTS for providing services and support to the Company. The Company also has service agreements with Investacorp Group, Inc. and Investacorp Inc., wholly-owned subsidiaries of LTS.

NOTE K - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by a securities broker-dealer pursuant to a clearing agreement. The Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2013, there were no amounts to be indemnified to the clearing broker for customer accounts.

The Company maintains cash and cash equivalents in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

At December 31, 2013, the amount due from clearing broker reflected in the consolidated statement of financial condition is due from one clearing broker, a large financial institution. Commissions and fees receivable are due from a large number of mutual fund and insurance companies. These receivables are uncollateralized.

NOTE L - STOCK COMPENSATION PLANS

Certain Company employees are participants in LTS' 2009 Incentive Compensation Plan (the "2009 Option Plan"), which provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants of LTS and its subsidiaries at its discretion.

The plan provides for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards under the plan includes stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The plan is administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the plan may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through August 27, 2019 under the plan and may only be exercised within ten years of the date of the grant (or five years in the case of an incentive stock option granted to an optionee who at the time of the grant possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")). The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock at the date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock at the date of grant. As of December 31, 2013, LTS had 6,651,480 options available to grant under the plan.

NOTE L - STOCK COMPENSATION PLANS (CONTINUED)

Information as of December 31, 2013 related to options granted by LTS to the Company's employees under the 2009 Option Plan was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding	225,000	$ 1.28	7.25	$ 416
Vested or expected to vest	223,947	$ 1.28	7.25	$ 414
Options exercisable	112,500	$ 1.28	7.25	$ 208

There were no options granted, exercised, forfeited, or expired in 2013.

LTS' Qualified Employee Stock Purchase Plan permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS' common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During the year ended December 31, 2013, 10,249 shares of LTS' common stock were issued to employees of the Company under the Plan, at prices ranging from $1.57 to $2.97 per share, for an aggregate purchase price of approximately $19.